Exhibit 99.8

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total and ADNOC sign a memorandum of understanding for the construction of a melamine plant in Abu Dhabi

Paris, August 8, 2003 — Total and the Abu Dhabi National Oil Company (ADNOC) signed a memorandum of understanding for the development and construction of a melamine plant in Abu Dhabi by the jointly owned Ruwais Fertilizer Industries (Fertil).

Created in 1980, Fertil is a joint venture between ADNOC (66.66%) and Total (33.33%) set-up to run a nitrogen fertilizer plant and market ammonia and urea primarily in Asia.

The melamine plant is planned to enter into production by the end of 2006 with an annual capacity of 50,000 tons. Fertil will supply urea, the main feedstock. The global investment will be around 100 million euros.

The melamine production is expected to target supplying Atofina in Europe. Melamine is used primarily to manufacture resins for the wood based panel and flooring industries. Furniture, housing and construction sectors are the main users of these resins.

This project consolidates Total’s presence in the United Arab Emirates and provides Atofina, the Group’s chemical branch, a regular and long term supply of melamine in the Middle East.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com